JOINT STOCK COMPANY


AEROFLOT
Russian Airlines


10015567

10, Arbat st., Moscow, 119002, Russia
Tel.: (499) 500-68-68, (499) 500-68-69
Fax: (499) 500-68-67, http://www.aeroflot.ru

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

Date 07.04.10 our ref. 402 - 160


SEC MAIL PROCESSING
RECEIVED
APR 20 2010
WASH. D.C. SECTION
193

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) JSC Aeroflot provide You with documents On placing of company securities in the listing of securities admitted to trading by the Organizer of trading at the securities market.

Code of the issuer 82 – 4592.

If You would have any questions, please contact us by phone +7 (495) 258-0686 or by E-mail: afokeeva@aeroflot.ru.

Attached 2 documents includes 1 pages of each.

Sincerely Yours,

Head of Corporate Finance Department
JSC «Aeroflot - Russian airlines»

Alexey Goreslavsky

4/23


RECEIVED
SEC MAIL PROCESSING
APR 2 0 2010
WASH, D.C.
193
SECTION

(82- 4592)

Announcement of the Material Fact
"Announcement of the information that may have material impact on the value of a joint stock company securities"

1. General	
1.1. Full corporate registered name of the Issuer (for non-profit entity – name)	***Open Joint Stock Company "Aeroflot – Russian Airline"***
1.2. Abbreviated corporate name of the Issuer	***JSC "Aeroflot"***
1.3. Domicile of the Issuer	***10, Arbat St., 119002, Moscow, Russian Federation***
1.4. Main State Registration Number of the Issuer	***1027700092661***
1.5. Taxpayer Identification Number (TIN)	***7712040126***
1.6. Unique code of the Issuer as assigned by the state registration agency	***00010-A***
1.7. Internet page address used by the Issuer for information disclosure purposes	***www.aeroflot.ru***

2. Content of the Announcement **"On placing joint stock company securities in the listing of securities admitted to trading by the Organizer of trading at the securities market"**
2.1 Full corporate registered name (name) of the Organizer of trading at the securities market: ***Closed Joint Stock Company "Moscow Interbank Currency Exchange (MICEX)"***
2.2 Type, category, issue of a joint stock company securities placed in the listing of securities admitted to trading by the organizer of trading at the securities market: ***Stock exchange Interest-baring Unconvertible Documentary Payable at site subject to mandatory centralized keeping Bonds of BO-2 (БО-02) series with a possibility of early redemption at holders' request and the issuer's sole discretion (hereinafter referred to as Stock Exchange Bonds).***
2.3. In case of trading carried out by the organizer of trading at the securities market a joint stock company's securities are admitted to trading while in the process of floating thereof, state the number of such joint stock company's securities being floated: ***Number of securities being floated: 6,000,000 (Six million) units.*** ***Par value of one Stock Exchange Bond of the issue is 1,000 (One thousand) Rubles.*** ***Total par value of Stock Exchange Bonds is 6,000,000,000 (Six billion) Rubles.***
2.4 ***Stock Exchange Bonds of BO-02 series are admitted to trading without the listing procedure.***

3. Signature		
3.1. Deputy General Director on Legal and Property Matters	_______________ (signature)	D.P. Saprykin
3.2. Date " the 26th " of March 20 10	Seal	

(82 – 4592)



SEC MAIL
RECEIVED
APR 20 2010
WASH, D.C.
193
SECTION

Announcement of the Material Fact
"Announcement of the information that may have material impact on the value of a joint stock company securities"

1. General	
1.1. Full corporate registered name of the Issuer (for non-profit entity – name)	***Open Joint Stock Company "Aeroflot – Russian Airline"***
1.2. Abbreviated corporate name of the Issuer	***JSC "Aeroflot"***
1.3. Domicile of the Issuer	***10, Arbat St., 119002, Moscow, Russian Federation***
1.4. Main State Registration Number of the Issuer	***1027700092661***
1.5. Taxpayer Identification Number (TIN)	***7712040126***
1.6. Unique code of the Issuer as assigned by the state registration agency	***00010-A***
1.7. Internet page address used by the Issuer for information disclosure purposes	***www.aeroflot.ru***

2. Content of the Announcement

"On placing joint stock company securities in the listing of securities admitted to trading by the Organizer of trading at the securities market"

2.1 Full corporate registered name (name) of the Organizer of trading at the securities market: ***Closed Joint Stock Company "Moscow Interbank Currency Exchange (MICEX)"***

2.2 Type, category, issue of a joint stock company securities placed in the listing of securities admitted to trading by the organizer of trading at the securities market: ***Stock exchange Interest-baring Unconvertible Documentary Payable at site subject to mandatory centralized keeping Bonds of BO-01 (БО-01) series with a possibility of early redemption at holders' request and the issuer's sole discretion (hereinafter referred to as Stock Exchange Bonds).***

2.3. In case of trading carried out by the organizer of trading at the securities market a joint stock company's securities are admitted to trading while in the process of floating thereof, state the number of such joint stock company's securities being floated:

Number of securities being floated: 6,000,000 (Six million) units.

Par value of one Stock Exchange Bond of the issue is 1,000 (One thousand) Rubles.

Total par value of Stock Exchange Bonds is 6,000,000,000 (Six billion) Rubles.

2.4 ***Stock Exchange Bonds of BO-01 series are admitted to trading without the listing procedure.***

3. Signature

3.1. Deputy General Director on Legal and Property Matters ______________ (signature) D.P. Saprykin

3.2. Date " the 26th " of March 2010 Seal